Filed Pursuant to Rule 433

Registration Statement No. 333-231352

Dated June 6, 2019

Dividend FAQs

Q:	What is the Coty Inc. Stock Dividend Reinvestment Program?

A:

On May 8, 2019, Coty Inc. (“Coty”) announced the launch of the Coty Inc. Stock Dividend Reinvestment Program (the “Program”), which gives shareholders the option to elect to reinvest 50% of their quarterly dividend in Class A Common Stock.

Q:	What is the purpose of the Coty Inc. Stock Dividend Reinvestment Program?

A:

The purpose of the Program is to provide participants a simple and convenient method of purchasing shares of our Class A Common Stock by reinvesting a portion of their cash dividends. Another purpose of the Program is to provide Coty with another method to increase the cash available for general corporate purposes, which may include the repayment of a portion of Coty’s long-term debt.

Q:	Why did I receive a quarterly dividend election form?

A:.

This election form is only provided to shareholders whose shares are registered directly with Computershare, Coty’s Dividend Disbursement Agent (“Computershare”) (each holder, a “registered holder”). This election form, and the equivalent online version, is how registered holders can elect to participate in the Program. Shareholders who instead hold shares through a bank, broker or intermediary should receive instructions on how to make an election from their bank, broker or intermediary.

Q:	What am I electing?

A:	You may elect one of the following options on a quarterly basis, each as further described below:

•	100% Cash Election;

•	Current Quarter Election; and

•	Continuing Election (this option is only available to registered holders).

You do not need to complete and return the election form to receive your full dividend in cash unless, as a registered holder, you have previously made a Continuing Election and desire instead to receive cash. If you have previously made a Continuing Election and do not wish to change, you do not need to complete and return the election form.

Q:	What if I elect the 100% Cash Election?

A:

You will receive the current dividend of $0.125 per share payable in cash on June 28, 2019. This option also revokes any prior Continuing Election you may have made to receive 50% of your current and future dividends in Class A Common Stock.

Q:	What if I elect the Current Quarter Election?

A:

You will receive 50% of the current dividend in cash and reinvest 50% of the current dividend in newly issued shares of Coty’s Class A Common Stock. This option also revokes any prior Continuing Election you may have made to receive 50% of your future dividends in Class A Common Stock.

Q:	Can I make a Continuing Election, and what does it mean if I do elect the Continuing Election?

A:

You can make a Continuing Election if you are a registered shareholder. If you are permitted to make the election and do make it, you will receive 50% of your current and future dividends in cash and reinvest 50% of your current and future dividends in newly issued shares of Coty’s Class A Common Stock. This option will remain effective for current and future dividends until you elect a different option or Coty determines to discontinue this option, as indicated on the election form.

Q:	What if a fractional share results from my reinvestment election?

A:	No fractional shares will be issued. The cash equivalent of any fractional share will be added to the cash component of your dividend payment.

Q:	What if I do not make an election?

A:

Unless you have previously made a Continuing Election, you will receive your dividend in full in cash. If you have previously made a Continuing Election, fifty percent of your dividend will be reinvested in our Class A Common Stock. Your Continuing Election will continue in effect unless Coty has determined to discontinue this option, as indicated on the election form.

Q:	How do registered shareholders make an election choice?

A:	If you are a registered shareholder, you can make your election by either:

•

Internet: accessing WWW.COTYDIVIDENDELECTION.COM and following the instructions on the website. To enter the website, you will be need to provide your account code and control number that are included on the election form.

•	Mail: completing the provided election form and returning it in the enclosed courtesy reply envelope.

Q:	How do shareholders who hold shares through a bank, broker or other intermediary make an election choice?

A:	If you hold your shares through a bank, broker or intermediary, you should receive instructions from your bank, broker or intermediary as to how to make an election.

Q:	When is the dividend election choice due?

A:

Your dividend election choice for the current dividend period is due to Computershare no later than 5:00 p.m. Eastern Time on June 20, 2019 (“Election Deadline”). Elections made by registered holders on the internet will be accepted if submitted before the Election Deadline, according to the instructions provided therein. Elections made by registered holders returning the provided election form will be accepted if Computershare receives the reply envelope before the Election Deadline. Elections made by all other holders must also be received by Computershare prior to the Election Deadline, as coordinated through the respective bank, broker or intermediary.

Q:	What if my dividend election choice is received after the due date and time?

A:

It will be ineffective. Unless you have previously made a Continuing Election, you will receive your dividend in full in cash. If you have previously made a Continuing Election, fifty percent of your dividend will be reinvested in our Class A Common Stock. Your Continuing Election will continue in effect unless Coty has determined to discontinue this option, as indicated on the election form.

Q:	What if I change my mind?

A:

Registered holders may change an election by submitting an updated online election by the Election Deadline or by delivering a new, properly completed election form bearing a later date than your previously submitted election form to Computershare by the Election Deadline. All other holders should make any changes to an election by following any instructions or procedures established by their bank, broker or intermediary.

Q:	Are the dividends paid in Coty’s Class A Common Stock taxable?

A:

All dividends will be taxable to participants as ordinary dividend income to the extent of our current or accumulated earnings and profits for federal income tax purposes. You should consult with your own tax advisors regarding the tax consequences under the specific state income tax laws to which you are subject.

Q:	Will I receive a 1099-DIV for this dividend?

A:	Yes. You will receive a 1099-DIV for the value of all dividends paid for the taxable year.

Q:	What if my dividends are subject to tax withholding?

A:

We will deduct 50% of the total amount of the withholding taxes owed in respect of your dividend from the cash portion of your dividend and the remaining 50% of the withholding taxes from the portion of your dividend that would otherwise be reinvested in our Class A Common Stock under the Program.

Q:	How will I receive my shares of Coty Inc. Class A Common Stock?

A:

Share certificates will not be issued. Any Class A Common Stock issued to you as a result of participating in the Program will be credited to your shareholder account in Direct Registration Book-Entry form. You will receive a statement from Computershare showing such credit for each quarter in which you are issued Class A Common Stock. If you own your shares through a brokerage account, the Class A Common Stock will be credited to your broker. The broker is responsible for depositing the Class A Common Stock into your account.

Q:	How will I receive my cash dividend?

A:

If you are a registered shareholder, Computershare will send you a check in the amount of your cash dividend. If you own your shares through a brokerage account, your broker will be paid on the payment date.

Program Assistance and Information

Registered shareholders with questions may obtain information and assistance from Georgeson, Coty’s Information Agent, by calling 866-741-9588, or (781) 575-2137 for non-U.S. Shareholders, or by e-mailing coty@georgeson.com. If you hold your shares through a bank, broker or intermediary, and you have questions regarding the quarterly dividend election, please contact that bank, broker or intermediary, who will also be responsible for distributing to you any instruction letter for how to make a dividend election choice and submitting this dividend election choice on your behalf.

Coty has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Coty has filed with the SEC for more complete information about Coty and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Coty will arrange to send you the prospectus if you request it by calling Georgeson, the Information Agent, toll-free at 1-866-741-9588 or collect at 781-575-2137 for non-U.S. shareholders.